SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Sevion Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

81834Q104

(CUSIP Number)

Kate Inman

General Counsel, Secretary

OPKO Health, Inc.

4400 Biscayne Boulevard

Miami, Florida 33137

Telephone: (305) 575-4100

(Name, address and telephone number of person authorized to receive notices and communications)

July 28, 2017

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81834Q104	Schedule 13D	PAGE 2 of 5

1	NAME OF REPORTING PERSONS OPKO Health, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,107,097*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,107,097*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,107,097*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.9%
14	TYPE OF REPORTING PERSON CO

*	The 16,107,097 shares are comprised of (i) 10,517,016 shares of common stock, (ii) convertible promissory notes convertible within 60 days from the date hereof for an aggregate of 4,000,000 shares of common stock, (iii) Series C Preferred shares convertible into 1,250,007 shares of common stock, and (iv) warrants to purchase an aggregate of 340,074 shares of common stock which are exercisable within 60 days from the date hereof.

CUSIP No. 81834Q104	Schedule 13D	PAGE 3 of 5

ITEM 1. Security and Issuer.

This statement on Schedule 13D relates to the common stock, $0.01 par value per share (the “Shares”), of Sevion Therapeutics, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 10210 Campus Point Drive, Suite 150, San Diego, CA 92121.

ITEM 2. Identity and Background.

(a)	This Schedule 13D is being filed by OPKO Health, Inc. (“OPKO”), a corporation incorporated under the laws of the State of Delaware.

(b)	OPKO’s principal business is to operate a diversified healthcare company that seeks to establish industry-leading positions in large and rapidly growing medical markets through its diagnostic and pharmaceutical development programs.

(c)	The principal business address of OPKO is 4400 Biscayne Boulevard, Miami, Florida 33137.

(d)	OPKO has not, during the last five years, been convicted in a criminal proceeding.

(e)	OPKO has not during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration.

On July 28, 2017, OPKO purchased 10,000,000 Shares reported herein for a per share purchase price of $0.15, subject to the terms of a subscription agreement filed by the Issuer in a Form 8-K on August 3, 2017. The working capital of OPKO was the source of the funds for the purchase of all the Shares of the Issuer discussed above. No part of the purchase price paid by OPKO was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Shares described above.

ITEM 4. Purpose of Transaction.

The Shares were all acquired by OPKO for investment purposes. In addition, on May 31, 2017, the Issuer, Sevion Sub Ltd., an Israeli company (“Acquisition Sub”), which is a wholly-owned subsidiary of the Issuer, and Eloxx Pharmaceuticals Ltd., an Israeli company (“Eloxx”), entered into an Agreement (the “Agreement”), pursuant to which, subject to the satisfaction or waiver of the conditions set forth in the Agreement, Acquisition Sub will merge with and into Eloxx, with Eloxx becoming the surviving corporation and a wholly-owned subsidiary of the Issuer. One of the conditions precedent to the consummation of the transaction is the raising of cash investments in each of the Issuer and Eloxx. The Agreement was filed as an exhibit to the Issuer’s Current Report on Form 8-K on June 6, 2017. The purchase of the Shares described herein are in connection with the Issuer’s financing activities relating to the proposed merger.

CUSIP No. 81834Q104	Schedule 13D	PAGE 4 of 5

ITEM 5. Interest in Securities of the Issuer.

(a)	OPKO is the direct beneficial owner of 16,107,097 Shares, comprised of (i) 10,517,016 Shares of common stock, (ii) promissory notes convertible within 60 days from the date hereof for an aggregate of 4,000,000 Shares of common stock, (iii) Series C Preferred shares convertible into 1,250,007 Shares of common stock, and (iv) warrants to purchase an aggregate of 340,074 Shares of common stock which are exercisable within 60 days from the date hereof, totaling approximately 37.9% of the Issuer’s issued and outstanding Shares as of July 27, 2017, based on 26,920,556 Shares outstanding on April 28, 2017 as set forth in the Issuer’s Form 10-Q as filed on May 22, 2017, plus the 10,000,000 Shares purchased by OPKO. Prior to the purchase of the 10,000,000 Shares discussed above, OPKO was not previously subject to filing obligations due to the promissory notes, certain warrants, and Series C Preferred shares beneficially owned by OPKO being previously subject to a 4.99% “blocker” and the remaining warrants beneficially owned by OPKO being previously subject to a 9.99% “blocker,” pursuant to which OPKO was unable to convert the derivative securities to the extent such conversion would result in OPKO owning more than 4.99% or 9.99%, respectively, of the Issuer’s issued and outstanding Shares.

(b)	OPKO has the sole power to vote and dispose of the 16,107,097 Shares of common stock and common stock equivalents owned by it.

(c)	On July 28, 2017, OPKO purchased 10,000,000 Shares for a per share purchase price of $0.15.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Shares beneficially owned by OPKO.

(e)	Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except for the transactions described in this Schedule 13D, OPKO does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7. Material to be Filed as Exhibits.

None.

CUSIP No. 81834Q104	Schedule 13D	PAGE 5 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPKO Health, Inc.

Dated: August 4, 2017	By:	/s/ Kate Inman
	Name:	Kate Inman
	Title:	General Counsel, Secretary